SYNEX INTERNATIONAL INC.
400 – 1444 Alberni Street
Vancouver, British Columbia V6G 2Z4
Phone: (604) 688-827 Fax: (604) 688-1286

03 FEB 25 AM 7:21

82-862

03007390

February 17, 2003

L1004-14/4

SECURITIESAND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington DC 20549

SUPPL

REFERENCE ~~82-8362~~
FILING OF CORPORATE INFORMATION

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose the following document(s) which has (have) either been mailed to the shareholders of our public company or disseminated as a News Release:

1. Interim Report to Shareholders for the six months ended December 31, 2002 (3 copies).

As you require, our reference number **82-8362** is shown at the top right hand corner

Yours truly,
SYNEX INTERNATIONAL INC.

Alan W. Stephens
Corporate Secretary

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Enclosure(s)

L1004.14.SECfiling

dlw 3/18

82- 8362

Synex International Inc.

Second Quarter Report

For six months ended December 31, 2002

2003

Synex International Inc

Consolidated Balance Sheets

(unaudited)

		December 31 2002	June 30 2002
Assets			
Current			
Cash and cash equivalents	$	**1,970,184**	556,494
Accounts receivable		**1,107,654**	1,293,383
Prepaid expenses		**19,342**	55,185
Future income taxes		**0**	41,786
		3,097,180	1,946,848
Loan receivable		**1,879,463**	1,520,620
Capital assets		**100,181**	238,646
Future income taxes		**87,427**	155,898
Projects in Development and other assets		**1,178,905**	551,328
	$	**6,343,156**	4,413,340
Liabilities			
Current			
Accounts payable and accrued liabilities	$	**245,896**	511,996
		245,896	511,996
Shareholders' equity			
Capital stock		**4,715,140**	4,707,139
Retained earnings (deficit)		**1,382,120**	(805,795)
		6,097,260	3,901,344
	$	**6,343,156**	4,413,340

Approved by the Directors

Alan W Stephens
Director

Greg J. Sunell
Director

Synex International Inc

Consolidated Statements of Income and Retained Earnings

(unaudited)

		Three months ended Dec 31		Six months ended Dec 31	
		2002	2001	2002	2001
Revenue	$	**395,934**	230,693	**738,983**	468,699
Expenses					
Amortization		**13,595**	9,877	**22,992**	19,907
Selling, general and administrative		**443,273**	230,747	**710,330**	485,574
		456,868	240,624	**733,322**	505,481
Income (loss) before provision for income taxes		**(60,934)**	(9,931)	**5,661**	(36,782)
Provision for income taxes		**5,250**	(16,700)	**22,100**	(28,046)
Net income (loss) from continuing operatons		**(66,184)**	6,769	**(16,439)**	(8,736)
Net income from discontinued operations (Note 3)		**0**	13,508	**28,262**	33,103
Gain on disposal of investment, net of income taxes		**2,176,094**	0	**2,176,094**	0
Net income for the period		**2,109,910**	**20,277**	**2,187,917**	**24,367**
Deficit at beginning of period		**(727,790)**	(1,327,990)	**(805,797)**	(1,332,080)
Retained earnings (deficit) at end of period	$	**1,382,120**	(1,307,713)	**1,382,120**	(1,307,713)
Earnings per share for the period :					
Loss from continuing operations	$	**0.00**	0.00	**0.00**	0.00
Net income	$	**0.14**	0.00	**0.14**	0.00
Fully diluted earnings per share for the period :					
Loss from continuing operations	$	**0.00**	**0.00**	**0.00**	**0.00**
Net income	$	**0.13**	**0.00**	**0.14**	**0.00**
Weighted average number of common shares outstanding :					
Basic		**15,221,083**	15,462,833	**15,221,083**	15,462,833
Fully diluted		**15,961,083**	15,879,500	**15,961,083**	15,879,500

Synex International Inc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS :

1. BASIS OF PRESENTATION

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's 2002 Annual Report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles ("GAAP") because certain information included in the Company's 2002 Annual Report has not been included in this report. The accompanying financial information reflects all adjustments consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2. BUSINESS SEGMENTS

Three months ended December 31st

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products (2001), and the provision of engineering and project management services.

2002		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	711,225	-	295,611	1,731,032	
Inter-segment revenue (net)			-	100,722	65,118	
Revenue from customers	$	711,225	-	194,889	1,665,914	2,572,028
Segment operating profit		480,154	-	28,773	1,665,097	2,174,024
Corporate general expenses						58,864
Corporate income taxes						5,250
Net income for the period	$					2,109,910
Identifiable assets	$	3,400,742	-	601,432	2,340,982	6,343,156
Capital expenditures	$	325,274	(117,889)	3,275	-	210,660
Amortization	$	2,334	-	7,626	3,635	13,595

2001		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	110,573	536,187	179,584	97,668	
Inter-segment revenue (net)			409	63,059	94,074	
Revenue from customers	$	110,573	535,778	116,525	3,594	766,470
Segment operating profit		43,921	16,972	9,309	-	70,202
Corporate general expenses						63,882
Corporate income taxes						(13,957)
Net income for the period	$					20,277
Identifiable assets	$	2,392,735	919,843	267,380	384,192	3,964,150
Capital expenditures	$	46,551	22,909	2,583	3,547	75,590
Amortization	$	2,159	12,973	2,912	4,806	22,850

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		**2002**	2001
Canada	$	**2,519,993**	263,751
United States		**52,035**	471,193
United Kingdom		-	20,143
Other Countries		-	11,383
Total	$	**2,572,028**	766,470

All of the company's long-lived assets are located in Canada.

Synex International Inc

2. BUSINESS SEGMENTS - continued

Six months ended December 31st

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products (2001), and the provision of engineering and project management services.

2002		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	807,838	705,710	605,829	1,902,184	
Inter-segment revenue (net)			2,000	165,961	232,813	
Revenue from customers	$	807,838	703,710	439,868	1,669,371	3,620,787
Segment operating profit		493,272	108,591	68,128	1,665,097	2,335,088
Corporate general expenses						115,321
Corporate income taxes						31,850
Net income for the period	$					2,187,917
Identifiable assets	$	3,400,742	-	601,432	2,340,982	6,343,156
Capital expenditures	$	452,159	(114,996)	4,190	(15,000)	326,353
Amortization	$	4,667	10,255	10,597	7,727	33,246

2001		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	211,163	1,154,792	386,208	210,489	
Inter-segment revenue (net)			409	136,009	203,153	
Revenue from customers	$	211,163	1,154,383	250,199	7,336	1,623,081
Segment operating profit		54,742	55,796	34,799	-	145,337
Corporate general expenses						137,273
Corporate income taxes						(16,303)
Net income for the period	$					24,367
Identifiable assets	$	2,392,735	919,843	267,380	384,192	3,964,150
Capital expenditures	$	84,114	39,068	2,583	3,547	129,312
Amortization	$	4,164	24,369	5,868	9,875	44,276

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		**2002**	2001
Canada	$	**2,889,060**	526,802
United States		**635,392**	903,522
United Kingdom		**81,191**	128,432
Other Countries		**15,144**	64,325
Total	$	**3,620,787**	1,623,081

All of the company's long-lived assets are located in Canada.

Synex International Inc

3. DISCONTINUED OPERATIONS

The shares of the software division of the Company, Synex Systems Corporation, were sold to Lasata Software Pty Ltd of Perth, Australia, which assumed ownership on October 1, 2002. Under the terms of the share sale, the Company received cash in the amount of $2,500,000 plus an estimated amount of $475,000 for working capital, subject to a holdback of $275,000 pending collection of the outstanding accounts receivable. The operating results of these discontinued operations have been reclassified under discontinued operations in the statements of income.

The consolidated balance sheets include the following items related to discontinued operations:

		Dec 31 2002	Jun 30 2002
Cash and cash equivalent	$	0	292,004
Accounts receivable		0	522,373
Prepaid expenses		0	24,059
Capital assets		0	122,359
Future income taxes		0	56,873
Total assets		0	1,017,668
Accounts payable and accrued liabilities		0	157,859
Deficit		0	(1,840)
Net assets	$	0	861,649

Earnings from discontinued operations were as follows :

		Six months ended Dec 31st **2002**	2001
Revenue	$	**705,710**	1,154,382
Net income from discontinued operations		**28,262**	33,103
Gain on sale of assets, net of taxes		**2,176,094**	0
Net earnings	$	**2,204,356**	33,103

The cash flows from discontinued operations were as follows :

		2002	2001
Cash provided by (used for)			
Operating activities		**(147,259)**	243,081
Financing activities		**0**	(75,000)
Investing activities		**(52,891)**	(39,066)
	$	**(200,150)**	129,015

Synex International Inc.

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

Auditors
Deloitte & Touche LLP
Chartered Accountants
2000 - 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P4

Solicitors
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8

Registrar and Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

Bankers
Royal Bank of Canada
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

Head Office
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

Website
www.synex.com
Email: gsunell@synex.com

82-8362

Synex International Inc.

Second Quarter Report

For six months ended December 31, 2002

2003

REPORT FROM THE PRESIDENT

The financial performance for the six month period ended December 31, 2002 was dominated by the sale of the shares of Synex Systems Corporation to Lasata Pty. Ltd. of Australia. Lasata assumed ownership on October 1, 2002 and the Company received cash in the amount of $2,500,000 plus an estimated $475,000 for working capital, subject to a holdback of $275,000 pending collection of outstanding accounts. As at December 31, 2002, the total amount billed against the holdback was $114,430. The gain on sale of the software division was $2,176,094. Net income after taxes and earnings per share for the six months ended December 31, 2002 were $2,187,917 and $0.14 respectively.

For continuing operations, which excludes the software division, revenue for the six months ended December 31, 2002 increased to $738,983 from $468,699 for the corresponding period in the previous year. For the six month period there was a net loss after taxes of $16,439 as compared to a net loss of $8,736 for the corresponding period in the previous year. Earnings per share from continuing operations for the first six months was $0.00, the same as for the previous year.

Synex Energy Resources Ltd.

Revenue for the first six months increased to $807,838 from $211,163 for the previous year with a segment operating profit of $493,272 as compared to a profit of $54,742 in the corresponding period in the previous year. The segment revenue and operating profit includes the one-time gain of $552,075 on the sale of shares that Synex Energy held in Synex Systems Corporation.

Synex Energy has a US$1 million Convertible Loan with New World Power Corporation, which was due on June 30, 2001. The Convertible Loan and accrued unpaid interest is secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. Synex Energy and New World executed a Stock Purchase Agreement dated October 22, 2002 which was scheduled to close on or before December 31, 2002. The Agreement was subject to approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine. New World did not solicit the approval of all of its shareholders or provide some of the requested disclosure information to Synex Energy. Accordingly the Agreement did not close on December 31, 2002. Synex Energy proceeded in early January 2003 with the steps necessary for the potential acquisition of the assets of Wolverine Power Corporation under a foreclosure procedure that would be completed in July 2003. Synex Energy is continuing discussions regarding the possible extension of the Stock Purchase Agreement.

During the second quarter, regulatory and design work continued on three projects to be located on Vancouver Island, British Columbia: the Kyuquot electrical utility; a 4 MW hydroelectric project on Mears Creek; and a 3 MW hydroelectric project on McKelvie Creek. Efforts are now concentrated on the design of the Mears Creek Project for which the turbine/generator has been ordered with delivery expected by September 30, 2003. Construction of the Mears Creek project is scheduled to commence in the spring of 2003 and be completed in January 2004.

Synex Energy is a significant shareholder of Coast Mountain Power Corp., holding over 9% of its outstanding shares. During the second quarter, Coast Mountain continued the regulatory process with respect to its proposed 100MW Forrest Kerr Hydroelectric Project.

In October 2002, BC Hydro issued a request for qualifications to independent power producers for proposed projects under its Green Power Generation program. The closing date was December 16, 2002 and BC Hydro received submissions for over 70 projects, including two submissions by Synex Energy for small hydro projects and a submission by Coast Mountain for its Forrest Kerr Project. BC Hydro has stated that its Green Power Generation program is intended to result in some of the proponents securing a power purchase agreement by the fall of 2003.

Sigma Engineering Ltd.

The engineering division was active on a number of assignments for the energy division and others, mainly in respect of hydroelectric opportunities in British Columbia. Revenue from external customers for the six month period was $439,868 as compared to $250,199 in the previous year and segment operating profit increased to $68,128 from $34,799.

OUTLOOK

The Company is proceeding with the Mears Creek Project as well as advancing a number of other energy prospects and anticipates a progressive transition from a diversified company with interests in energy and software development to re-establishing its position as an owner and active developer of hydroelectric plants and electrical energy projects.

GSunell

Greg J Sunell, President

Synex International Inc

Consolidated Balance Sheets

(unaudited)

		December 31 2002	June 30 2002
Assets			
Current			
Cash and cash equivalents	$	**1,970,184**	556,494
Accounts receivable		**1,107,654**	1,293,383
Prepaid expenses		**19,342**	55,185
Future income taxes		**0**	41,786
		3,097,180	1,946,848
Loan receivable		**1,879,463**	1,520,620
Capital assets		**100,181**	238,646
Future income taxes		**87,427**	155,898
Projects in Development and other assets		**1,178,905**	551,328
	$	**6,343,156**	4,413,340

Liabilities			
Current			
Accounts payable and accrued liabilities	$	**245,896**	511,996
		245,896	511,996
Shareholders' equity			
Capital stock		**4,715,140**	4,707,139
Retained earnings (deficit)		**1,382,120**	(805,795)
		6,097,260	3,901,344
	$	**6,343,156**	4,413,340

Approved by the Directors

Alan W Stephens
Director

Greg J. Sunell
Director

Synex International Inc

Consolidated Statements of Income and Retained Earnings

(unaudited)

		Three months ended Dec 31 2002	Three months ended Dec 31 2001	Six months ended Dec 31 2002	Six months ended Dec 31 2001
Revenue	$	**395,934**	230,693	**738,983**	468,699
Expenses					
Amortization		**13,595**	9,877	**22,992**	19,907
Selling, general and administrative		**443,273**	230,747	**710,330**	485,574
		456,868	240,624	**733,322**	505,481
Income (loss) before provision for income taxes		**(60,934)**	(9,931)	**5,661**	(36,782)
Provision for income taxes		**5,250**	(16,700)	**22,100**	(28,046)
Net income (loss) from continuing operatons		**(66,184)**	6,769	**(16,439)**	(8,736)
Net income from discontinued operations (Note 3)		**0**	13,508	**28,262**	33,103
Gain on disposal of investment, net of income taxes		**2,176,094**	0	**2,176,094**	0
Net income for the period		**2,109,910**	**20,277**	**2,187,917**	**24,367**
Deficit at beginning of period		**(727,790)**	(1,327,990)	**(805,797)**	(1,332,080)
Retained earnings (deficit) at end of period	$	**1,382,120**	(1,307,713)	**1,382,120**	(1,307,713)
Earnings per share for the period :					
Loss from continuing operations	$	**0.00**	0.00	**0.00**	0.00
Net income	$	**0.14**	0.00	**0.14**	0.00
Fully diluted earnings per share for the period :					
Loss from continuing operations	$	**0.00**	**0.00**	**0.00**	**0.00**
Net income	$	**0.13**	**0.00**	**0.14**	**0.00**
Weighted average number of common shares outstanding :					
Basic		**15,221,083**	15,462,833	**15,221,083**	15,462,833
Fully diluted		**15,961,083**	15,879,500	**15,961,083**	15,879,500

Synex International Inc

Consolidated Statements of Cash Flows

(unaudited)

		Three months ended Dec 31		Six months ended Dec 31	
		2002	2001	**2002**	2001
Operating activities					
Net (loss) income	$	**(66,184)**	6,769	**(16,439)**	(8,736)
Amortization		**13,595**	9,877	**22,992**	19,907
Future income taxes		**98,659**	0	**110,259**	0
		46,070	16,646	**116,812**	11,171
Changes in operating assets and liabilities :					
Decrease (increase) in accounts receivable		**354,151**	6,004	**240,546**	(25,631)
Decrease (increase) in prepaid expenses		**23,845**	11,535	**31,043**	(9,177)
(Decrease) increase in accounts payable and accrued liabilities		**(172,294)**	408	**(130,342)**	39,607
		251,772	34,593	**258,059**	15,970
Financing activities					
Loan payable		**0**	25,000	**0**	75,000
Common shares issued (purchased)		**0**	(29,790)	**8,000**	(46,765)
		0	(4,790)	**8,000**	28,235
Investing activities					
Loan receivable		**(358,842)**	(1,396)	**(308,842)**	(1,396)
Energy projects (net)		**(315,123)**	(46,550)	**(439,008)**	(84,113)
Capital asset additions (net)		**(10,533)**	(6,129)	**(2,341)**	(6,132)
Investments		**(193,114)**	37,275	**(193,114)**	(11,299)
		(877,612)	(16,800)	**(943,305)**	(102,940)
Increase (decrease) in cash and cash equivalents from continuing operations during the period	$	**(625,840)**	13,003	**(677,246)**	(58,735)
Increase (decrease) in cash and cash equivalent from discontinued operations during the period (Note 3) :					
Operations		**(2,891)**	122,728	**(200,150)**	129,015
Capital assets		**114,996**	0	**114,996**	0
Investments		**2,176,094**	0	**2,176,094**	0
Cash and cash equivalents at beginning of period		**307,825**	483,425	**556,490**	548,876
Cash and cash equivalents at end of period	$	**1,970,184**	619,156	**1,970,184**	619,156

Supplemental disclosure of cash flow information :

Cash payment for taxes	$	**(5,250)**	(4,970)	**(20,250)**	(13,970)
Cash receipts for taxes	$	**0**	0	**0**	11,346

Synex International Inc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS :

1. BASIS OF PRESENTATION

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's 2002 Annual Report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles ("GAAP") because certain information included in the Company's 2002 Annual Report has not been included in this report. The accompanying financial information reflects all adjustments consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2. BUSINESS SEGMENTS

Three months ended December 31st

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products (2001), and the provision of engineering and project management services.

2002		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	711,225	-	295,611	1,731,032	
Inter-segment revenue (net)			-	100,722	65,118	
Revenue from customers	$	711,225	-	194,889	1,665,914	2,572,028
Segment operating profit		480,154	-	28,773	1,665,097	2,174,024
Corporate general expenses						58,864
Corporate income taxes						5,250
Net income for the period	$					2,109,910
Identifiable assets	$	3,400,742	-	601,432	2,340,982	6,343,156
Capital expenditures	$	325,274	(117,889)	3,275	-	210,660
Amortization	$	2,334	-	7,626	3,635	13,595

2001		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	110,573	536,187	179,584	97,668	
Inter-segment revenue (net)			409	63,059	94,074	
Revenue from customers	$	110,573	535,778	116,525	3,594	766,470
Segment operating profit		43,921	16,972	9,309	-	70,202
Corporate general expenses						63,882
Corporate income taxes						(13,957)
Net income for the period	$					20,277
Identifiable assets	$	2,392,735	919,843	267,380	384,192	3,964,150
Capital expenditures	$	46,551	22,909	2,583	3,547	75,590
Amortization	$	2,159	12,973	2,912	4,806	22,850

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		**2002**	2001
Canada	$	**2,519,993**	263,751
United States		**52,035**	471,193
United Kingdom		-	20,143
Other Countries		-	11,383
Total	$	**2,572,028**	766,470

All of the company's long-lived assets are located in Canada.

Synex International Inc

2. BUSINESS SEGMENTS - continued

Six months ended December 31st

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products (2001), and the provision of engineering and project management services.

2002		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	807,838	705,710	605,829	1,902,184	
Inter-segment revenue (net)			2,000	165,961	232,813	
Revenue from customers	$	807,838	703,710	439,868	1,669,371	3,620,787
Segment operating profit		493,272	108,591	68,128	1,665,097	2,335,088
Corporate general expenses						115,321
Corporate income taxes						31,850
Net income for the period	$					2,187,917
Identifiable assets	$	3,400,742	-	601,432	2,340,982	6,343,156
Capital expenditures	$	452,159	(114,996)	4,190	(15,000)	326,353
Amortization	$	4,667	10,255	10,597	7,727	33,246

2001		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	211,163	1,154,792	386,208	210,489	
Inter-segment revenue (net)			409	136,009	203,153	
Revenue from customers	$	211,163	1,154,383	250,199	7,336	1,623,081
Segment operating profit		54,742	55,796	34,799	-	145,337
Corporate general expenses						137,273
Corporate income taxes						(16,303)
Net income for the period	$					24,367
Identifiable assets	$	2,392,735	919,843	267,380	384,192	3,964,150
Capital expenditures	$	84,114	39,068	2,583	3,547	129,312
Amortization	$	4,164	24,369	5,868	9,875	44,276

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		2002	2001
Canada	$	**2,889,060**	526,802
United States		**635,392**	903,522
United Kingdom		**81,191**	128,432
Other Countries		**15,144**	64,325
Total	$	**3,620,787**	1,623,081

All of the company's long-lived assets are located in Canada.

Synex International Inc

3. DISCONTINUED OPERATIONS

The shares of the software division of the Company, Synex Systems Corporation, were sold to Lasata Software Pty Ltd of Perth, Australia, which assumed ownership on October 1, 2002. Under the terms of the share sale, the Company received cash in the amount of $2,500,000 plus an estimated amount of $475,000 for working capital, subject to a holdback of $275,000 pending collection of the outstanding accounts receivable. The operating results of these discontinued operations have been reclassified under discontinued operations in the statements of income.

The consolidated balance sheets include the following items related to discontinued operations:

		Dec 31 2002	Jun 30 2002
Cash and cash equivalent	$	0	292,004
Accounts receivable		0	522,373
Prepaid expenses		0	24,059
Capital assets		0	122,359
Future income taxes		0	56,873
Total assets		0	1,017,668
Accounts payable and accrued liabilities		0	157,859
Deficit		0	(1,840)
Net assets	$	0	861,649

		Six months ended Dec 31st	
Earnings from discontinued operations were as follows :		**2002**	2001
Revenue	$	**705,710**	1,154,382
Net income from discontinued operations		**28,262**	33,103
Gain on sale of assets, net of taxes		**2,176,094**	0
Net earnings	$	**2,204,356**	33,103

The cash flows from discontinued operations were as follows :

Cash provided by (used for)			
Operating activities		**(147,259)**	243,081
Financing activities		**0**	(75,000)
Investing activities		**(52,891)**	(39,066)
	$	**(200,150)**	129,015

Synex International Inc.

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

Auditors
Deloitte & Touche LLP
Chartered Accountants
2000 - 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P4

Solicitors
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8

Registrar and Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

Bankers
Royal Bank of Canada
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

Head Office
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

Website
www.synex.com
Email: gsunell@synex.com

82-8362

Synex International Inc.

Second Quarter Report

For six months ended December 31, 2002

2003

REPORT FROM THE PRESIDENT

The financial performance for the six month period ended December 31, 2002 was dominated by the sale of the shares of Synex Systems Corporation to Lasata Pty. Ltd. of Australia. Lasata assumed ownership on October 1, 2002 and the Company received cash in the amount of $2,500,000 plus an estimated $475,000 for working capital, subject to a holdback of $275,000 pending collection of outstanding accounts. As at December 31, 2002, the total amount billed against the holdback was $114,430. The gain on sale of the software division was $2,176,094. Net income after taxes and earnings per share for the six months ended December 31, 2002 were $2,187,917 and $0.14 respectively.

For continuing operations, which excludes the software division, revenue for the six months ended December 31, 2002 increased to $738,983 from $468,699 for the corresponding period in the previous year. For the six month period there was a net loss after taxes of $16,439 as compared to a net loss of $8,736 for the corresponding period in the previous year. Earnings per share from continuing operations for the first six months was $0.00, the same as for the previous year.

Synex Energy Resources Ltd.

Revenue for the first six months increased to $807,838 from $211,163 for the previous year with a segment operating profit of $493,272 as compared to a profit of $54,742 in the corresponding period in the previous year. The segment revenue and operating profit includes the one-time gain of $552,075 on the sale of shares that Synex Energy held in Synex Systems Corporation.

Synex Energy has a US$1 million Convertible Loan with New World Power Corporation, which was due on June 30, 2001. The Convertible Loan and accrued unpaid interest is secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. Synex Energy and New World executed a Stock Purchase Agreement dated October 22, 2002 which was scheduled to close on or before December 31, 2002. The Agreement was subject to approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine. New World did not solicit the approval of all of its shareholders or provide some of the requested disclosure information to Synex Energy. Accordingly the Agreement did not close on December 31, 2002. Synex Energy proceeded in early January 2003 with the steps necessary for the potential acquisition of the assets of Wolverine Power Corporation under a foreclosure procedure that would be completed in July 2003. Synex Energy is continuing discussions regarding the possible extension of the Stock Purchase Agreement.

During the second quarter, regulatory and design work continued on three projects to be located on Vancouver Island, British Columbia: the Kyuquot electrical utility; a 4 MW hydroelectric project on Mears Creek; and a 3 MW hydroelectric project on McKelvie Creek. Efforts are now concentrated on the design of the Mears Creek Project for which the turbine/generator has been ordered with delivery expected by September 30, 2003. Construction of the Mears Creek project is scheduled to commence in the spring of 2003 and be completed in January 2004.

Synex Energy is a significant shareholder of Coast Mountain Power Corp., holding over 9% of its outstanding shares. During the second quarter, Coast Mountain continued the regulatory process with respect to its proposed 100MW Forrest Kerr Hydroelectric Project.

In October 2002, BC Hydro issued a request for qualifications to independent power producers for proposed projects under its Green Power Generation program. The closing date was December 16, 2002 and BC Hydro received submissions for over 70 projects, including two submissions by Synex Energy for small hydro projects and a submission by Coast Mountain for its Forrest Kerr Project. BC Hydro has stated that its Green Power Generation program is intended to result in some of the proponents securing a power purchase agreement by the fall of 2003.

Sigma Engineering Ltd.

The engineering division was active on a number of assignments for the energy division and others, mainly in respect of hydroelectric opportunities in British Columbia. Revenue from external customers for the six month period was $439,868 as compared to $250,199 in the previous year and segment operating profit increased to $68,128 from $34,799.

OUTLOOK

The Company is proceeding with the Mears Creek Project as well as advancing a number of other energy prospects and anticipates a progressive transition from a diversified company with interests in energy and software development to re-establishing its position as an owner and active developer of hydroelectric plants and electrical energy projects.



Greg J Sunell, President

Synex International Inc

Consolidated Balance Sheets

(unaudited)

		December 31 2002	June 30 2002
Assets			
Current			
Cash and cash equivalents	$	**1,970,184**	556,494
Accounts receivable		**1,107,654**	1,293,383
Prepaid expenses		**19,342**	55,185
Future income taxes		**0**	41,786
		3,097,180	1,946,848
Loan receivable		**1,879,463**	1,520,620
Capital assets		**100,181**	238,646
Future income taxes		**87,427**	155,898
Projects in Development and other assets		**1,178,905**	551,328
	$	**6,343,156**	4,413,340

Liabilities			
Current			
Accounts payable and accrued liabilities	$	**245,896**	511,996
		245,896	511,996
Shareholders' equity			
Capital stock		**4,715,140**	4,707,139
Retained earnings (deficit)		**1,382,120**	(805,795)
		6,097,260	3,901,344
	$	**6,343,156**	4,413,340

Approved by the Directors

Alan W Stephens
Director

Greg J. Sunell
Director

Synex International Inc

Consolidated Statements of Income and Retained Earnings

(unaudited)

		Three months ended Dec 31		Six months ended Dec 31	
		2002	2001	2002	2001
Revenue	$	**395,934**	230,693	**738,983**	468,699
Expenses					
Amortization		**13,595**	9,877	**22,992**	19,907
Selling, general and administrative		**443,273**	230,747	**710,330**	485,574
		456,868	240,624	**733,322**	505,481
Income (loss) before provision for income taxes		**(60,934)**	(9,931)	**5,661**	(36,782)
Provision for income taxes		**5,250**	(16,700)	**22,100**	(28,046)
Net income (loss) from continuing operatons		**(66,184)**	6,769	**(16,439)**	(8,736)
Net income from discontinued operations (Note 3)		**0**	13,508	**28,262**	33,103
Gain on disposal of investment, net of income taxes		**2,176,094**	0	**2,176,094**	0
Net income for the period		**2,109,910**	**20,277**	**2,187,917**	**24,367**
Deficit at beginning of period		**(727,790)**	(1,327,990)	**(805,797)**	(1,332,080)
Retained earnings (deficit) at end of period	$	**1,382,120**	(1,307,713)	**1,382,120**	(1,307,713)
Earnings per share for the period :					
Loss from continuing operations	$	**0.00**	0.00	**0.00**	0.00
Net income	$	**0.14**	0.00	**0.14**	0.00
Fully diluted earnings per share for the period :					
Loss from continuing operations	$	**0.00**	**0.00**	**0.00**	**0.00**
Net income	$	**0.13**	**0.00**	**0.14**	**0.00**
Weighted average number of common shares outstanding :					
Basic		**15,221,083**	15,462,833	**15,221,083**	15,462,833
Fully diluted		**15,961,083**	15,879,500	**15,961,083**	15,879,500

Synex International Inc

Consolidated Statements of Cash Flows

(unaudited)

		Three months ended Dec 31		Six months ended Dec 31	
		2002	2001	**2002**	2001
Operating activities					
Net (loss) income	$	**(66,184)**	6,769	**(16,439)**	(8,736)
Amortization		**13,595**	9,877	**22,992**	19,907
Future income taxes		**98,659**	0	**110,259**	0
		46,070	16,646	**116,812**	11,171
Changes in operating assets and liabilities :					
Decrease (increase) in accounts receivable		**354,151**	6,004	**240,546**	(25,631)
Decrease (increase) in prepaid expenses		**23,845**	11,535	**31,043**	(9,177)
(Decrease) increase in accounts payable and accrued liabilities		**(172,294)**	408	**(130,342)**	39,607
		251,772	34,593	**258,059**	15,970
Financing activities					
Loan payable		**0**	25,000	**0**	75,000
Common shares issued (purchased)		**0**	(29,790)	**8,000**	(46,765)
		0	(4,790)	**8,000**	28,235
Investing activities					
Loan receivable		**(358,842)**	(1,396)	**(308,842)**	(1,396)
Energy projects (net)		**(315,123)**	(46,550)	**(439,008)**	(84,113)
Capital asset additions (net)		**(10,533)**	(6,129)	**(2,341)**	(6,132)
Investments		**(193,114)**	37,275	**(193,114)**	(11,299)
		(877,612)	(16,800)	**(943,305)**	(102,940)
Increase (decrease) in cash and cash equivalents from continuing operations during the period	$	**(625,840)**	13,003	**(677,246)**	(58,735)
Increase (decrease) in cash and cash equivalent from discontinued operations during the period (Note 3) :					
Operations		**(2,891)**	122,728	**(200,150)**	129,015
Capital assets		**114,996**	0	**114,996**	0
Investments		**2,176,094**	0	**2,176,094**	0
Cash and cash equivalents at beginning of period		**307,825**	483,425	**556,490**	548,876
Cash and cash equivalents at end of period	$	**1,970,184**	619,156	**1,970,184**	619,156

Supplemental disclosure of cash flow information :

Cash payment for taxes	$	**(5,250)**	(4,970)	**(20,250)**	(13,970)
Cash receipts for taxes	$	**0**	0	**0**	11,346

Synex International Inc

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS :

1. BASIS OF PRESENTATION

These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes included in the Company's 2002 Annual Report. The accompanying financial information does not include all disclosures required under generally accepted accounting principles ("GAAP") because certain information included in the Company's 2002 Annual Report has not been included in this report. The accompanying financial information reflects all adjustments consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2. BUSINESS SEGMENTS

Three months ended December 31st

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products (2001), and the provision of engineering and project management services.

2002		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	711,225	-	295,611	1,731,032	
Inter-segment revenue (net)			-	100,722	65,118	
Revenue from customers	$	711,225	-	194,889	1,665,914	2,572,028
Segment operating profit		480,154	-	28,773	1,665,097	2,174,024
Corporate general expenses						58,864
Corporate income taxes						5,250
Net income for the period	$					2,109,910
Identifiable assets	$	3,400,742	-	601,432	2,340,982	6,343,156
Capital expenditures	$	325,274	(117,889)	3,275	-	210,660
Amortization	$	2,334	-	7,626	3,635	13,595

2001		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	110,573	536,187	179,584	97,668	
Inter-segment revenue (net)			409	63,059	94,074	
Revenue from customers	$	110,573	535,778	116,525	3,594	766,470
Segment operating profit		43,921	16,972	9,309	-	70,202
Corporate general expenses						63,882
Corporate income taxes						(13,957)
Net income for the period	$					20,277
Identifiable assets	$	2,392,735	919,843	267,380	384,192	3,964,150
Capital expenditures	$	46,551	22,909	2,583	3,547	75,590
Amortization	$	2,159	12,973	2,912	4,806	22,850

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		**2002**	2001
Canada	$	**2,519,993**	263,751
United States		**52,035**	471,193
United Kingdom		-	20,143
Other Countries		-	11,383
Total	$	**2,572,028**	766,470

All of the company's long-lived assets are located in Canada.

Synex International Inc

2. BUSINESS SEGMENTS - continued

Six months ended December 31st

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products (2001), and the provision of engineering and project management services.

2002		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	807,838	705,710	605,829	1,902,184	
Inter-segment revenue (net)			2,000	165,961	232,813	
Revenue from customers	$	807,838	703,710	439,868	1,669,371	3,620,787
Segment operating profit		493,272	108,591	68,128	1,665,097	2,335,088
Corporate general expenses						115,321
Corporate income taxes						31,850
Net income for the period	$					2,187,917
Identifiable assets	$	3,400,742	-	601,432	2,340,982	6,343,156
Capital expenditures	$	452,159	(114,996)	4,190	(15,000)	326,353
Amortization	$	4,667	10,255	10,597	7,727	33,246

2001		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	211,163	1,154,792	386,208	210,489	
Inter-segment revenue (net)			409	136,009	203,153	
Revenue from customers	$	211,163	1,154,383	250,199	7,336	1,623,081
Segment operating profit		54,742	55,796	34,799	-	145,337
Corporate general expenses						137,273
Corporate income taxes						(16,303)
Net income for the period	$					24,367
Identifiable assets	$	2,392,735	919,843	267,380	384,192	3,964,150
Capital expenditures	$	84,114	39,068	2,583	3,547	129,312
Amortization	$	4,164	24,369	5,868	9,875	44,276

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		**2002**	2001
Canada	$	**2,889,060**	526,802
United States		**635,392**	903,522
United Kingdom		**81,191**	128,432
Other Countries		**15,144**	64,325
Total	$	**3,620,787**	1,623,081

All of the company's long-lived assets are located in Canada.

Synex International Inc

3. DISCONTINUED OPERATIONS

The shares of the software division of the Company, Synex Systems Corporation, were sold to Lasata Software Pty Ltd of Perth, Australia, which assumed ownership on October 1, 2002. Under the terms of the share sale, the Company received cash in the amount of $2,500,000 plus an estimated amount of $475,000 for working capital, subject to a holdback of $275,000 pending collection of the outstanding accounts receivable. The operating results of these discontinued operations have been reclassified under discontinued operations in the statements of income.

The consolidated balance sheets include the following items related to discontinued operations:

		Dec 31 2002	Jun 30 2002
Cash and cash equivalent	$	0	292,004
Accounts receivable		0	522,373
Prepaid expenses		0	24,059
Capital assets		0	122,359
Future income taxes		0	56,873
Total assets		0	1,017,668
Accounts payable and accrued liabilities		0	157,859
Deficit		0	(1,840)
Net assets	$	0	861,649

		Six months ended Dec 31st	
		2002	2001
Earnings from discontinued operations were as follows :			
Revenue	$	**705,710**	1,154,382
Net income from discontinued operations		**28,262**	33,103
Gain on sale of assets, net of taxes		**2,176,094**	0
Net earnings	$	**2,204,356**	33,103

The cash flows from discontinued operations were as follows :

Cash provided by (used for)			
Operating activities		**(147,259)**	243,081
Financing activities		**0**	(75,000)
Investing activities		**(52,891)**	(39,066)
	$	**(200,150)**	129,015

Synex International Inc.

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

Auditors
Deloitte & Touche LLP
Chartered Accountants
2000 - 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P4

Solicitors
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8

Registrar and Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

Bankers
Royal Bank of Canada
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

Head Office
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

Website
www.synex.com
Email: gsunell@synex.com